424 Church Street, Suite 800 Nashville, TN 37219-2395 Telephone: 615-244-6538 Facsimile: 844-670-6009 http://www.dickinsonwright.com

Frank Borger Gilligan fborgergilligan@dickinsonwright.com 615-780-1106

March 26, 2024

Ruairi Regan

United States Securities and Exchange Commission

Divison of Corporation Finance

Washington, DC 20549

RE:	Worthy Wealth, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed February 12, 2024
File No. 024-12388

Dear Mr. Regan:

We serve as counsel to Worthy Wealth, Inc. (the “Company”) and have been asked to provide this narrative response to your comment letter, dated March 7, 2024, on behalf of the Company. Where applicable, revisions were made to the Company’s Offering Statement, which has been filed as Amendment No. 2 on Form 1-A. The Company responds as follows:

Amendment No. 1 to Form 1-A

General

1. Please include audited financial statements of Worthy Property Bonds 2 as of and for the fiscal year ended March 31, 2023 in your next amendment.

Response:

We have included audited financial statements of Worthy Property Bonds 2 as of and for the period ended March 31, 2023, in Amendment No. 2 to Form 1-A.

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2. Please tell us the business purpose of this acquisition for the issuer. We note that the $30M purchase price significantly exceeds the net book value of the assets of the Target Companies.

Response:

The business purpose of the proposed acquisition is to acquire two companies with existing technology, revenue generating investment portfolios, and existing users (i.e., “bondholders”), each of which has issued securities through Regulation A, Tier 2 offerings that were qualified by the SEC. The proposed acquisition will be the foundation for an expanding parent holding company structure with the intention of the Company to organize and qualify additional wholly-owned Regulation A issuers of diversified real estate investment entities with varying investment structures. The Company also intends to introduce online financial literacy and other educational products as well as providing crowdfunding information and organizing crowdfunding events.

3. Please provide a detailed analysis about whether the funds from this offering should, for the purposes of determining the offering limit under Rule 251(a)(2), be aggregated with the Regulation A offerings of the Target Companies. Address whether the securities offered by Worthy Wealth present a distinct investment opportunity for investors. In addition, please provide further detail on the proposed interrelation and interaction of the Target Companies and Worthy Wealth, including plans to transfer the funds they plan to raise to Worthy Wealth and any other affiliated entities, including Worthy Financial, Inc. and its subsidiaries. Also, please tell us whether any proceeds of this offering will be used to satisfy redemption requests made by investors in your affiliates’ Regulation A offerings. In your response, please address the following statements from the offering circular and affiliate’s filing, and whether your planned activities or the activities of your affiliates have or are deviating from what was represented to the Staff in comment response number 3 of the Worthy Property Bonds, Inc’s letter dated October 21, 2021:

●	On page 10 of your offering circular, you state “[o]ur business model, which will be implemented through the Target Companies, will be centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate through our subsidiaries…. The proceeds from the Target Companies sale of Worthy Bonds will provide the capital for these activities.”
●	On page 30 of your offering circular, you state “[w]e expect to generate income through the WPB Companies from (i) the interest rates we charge on our real estate loans and mortgages and other investments which we have acquired and (ii) profits we realize on the sale of the interests in real estate that we acquire.”
●	“To the extent that Worthy Peer Capital, Inc.’s asset liquidity does not provide sufficient funds for full bond redemption, it is the intention of WFI, the parent company of Worthy Peer Capital, Inc., to provide capital contributions to Worthy Peer Capital, Inc. from a pending equity financing.” Worthy Peer Capital, Inc. Form 1-SA filed September 1, 2023.

Response:

The funds from this offering should not be aggregated with the Regulation A offerings of the Target Companies as the equity investment opportunity in the Worthy Wealth, Inc. offering presents a distinct investment opportunity for investors. The investment opportunity in the Target Company offerings is for fixed interest debt while the investment opportunity in the Worthy Wealth, Inc. offering is for equity ownership in a parent holding company with equity appreciation as the investment opportunity.

Worthy Wealth, Inc. March 26, 2024 Page 3	Dickinson Wright PLLC

The Target Companies will be wholly-owned subsidiaries of Worthy Wealth, Inc. with the only financial interaction to be monthly technology fees from the subsidiaries to the parent and monthly contributions to Worthy Wealth Management, Inc. to be established as a wholly-owned subsidiary of Worthy Wealth, Inc. for the purpose of managing operating expenses common to related entities (e.g. rent, payroll, insurance, etc.). Funds raised by the Target Companies will not be transferred to Worthy Wealth, Inc. or Worthy Financial, Inc. or their subsidiaries.

It is the intention of Worthy Financial, Inc. to use the proceeds of the Stock Purchase Agreement sale of its equity in the Target Companies to make contributions to the capital of its other subsidiary issuers to be used for the redemption by such other subsidiaries of outstanding bonds at the time of the Stock Purchase Agreement closing and funding.

The referenced statements on pages 10 and 30 of the Worthy Wealth, Inc. offering circular accurately describe the business and revenue models to be pursued by the Target Companies and Worthy Wealth, Inc.

Our planned activities and activities of the Target Companies (to be our affiliates) have, and are not deviating from, what was represented to the Staff in comment response #3 of the Worthy Property Bonds, Inc. letter dated October 21, 2021.

The reference in the Worthy Peer Capital, Inc. 1-SA filed on September 1, 2023 reflects the intention of Worthy Financial, Inc. described above relating to its intended use of the proceeds of the Stock Purchase Agreement for contributions to the capital of its subsidiaries other than the Target Companies.

4. We note your disclosure that you have a bonus structure for your offering such that “[t]he subscribers of the initial 1,000,000 Common Shares will receive an additional 100,000 Common Shares, pro rata, as Bonus Shares (free of charge).” Therefore, it appears that you are offering bonus securities to encourage early investment. In this regard, the offering of all securities will not be commenced within two calendar days following the qualification date of your filing, and therefore, this is a delayed offering, which is not permitted by Regulation A. See Rule 251(d)(3)(i)(F) of Regulation A. Please amend your disclosure to remove this incentive from your filing or revise your bonus share structure so that it does not constitute a delayed offering. As a related matter, it is unclear whether you intend to continue to offer and sell your Common Stock at the same time as the sales by the Selling Securityholders. Please revise to clarify, and to the extent you intend to pause the sales of your Common Stock, please provide your analysis as to how your offering structure complies with Rule 251(d)(3)(i)(F). Please revise the table and narrative disclosure to clarify that the value of bonus shares, i.e. the $10 per share price of the common stock, counts toward the $75 million 12-month total under Rule 251(a)(2). See the Note to paragraph (a) in Rule 251.

Response:

Amendment No. 2 to the Offering Circular on Form 1-A was revised to specify that the bonus shares will be issued contemporaneously with the sale of Common Shares (i.e., there will be no delay in the offering of the bonus shares). The Offering Circular was further amended to specify that the Common Shares to be sold by the Selling Shareholders will be offered contemporaneously with the Common Shares to be sold by the Company after certain thresholds are met. Finally, the Offering Circular was amended to clarify that the bonus shares will count toward the maximum limit of $75,000,000 under Regulation A, Tier 2.

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5. We note that the cover page of your offering circular indicates that this is a best-efforts offering; however, in other places, such as page 11, you indicate that this is a “mini-maxi” offer. Please revise your disclosures to be consistent. Additionally, please advise as to how your offering complies with each of Rule 10b-9 and 15c2-4 of the Exchange Act, if applicable, and revise your disclosure as appropriate.

Response:

Amendment No. 2 to the Offering Circular on Form 1-A was revised to consistently indicate that the offering is being made on a “mini-maxi” basis. The Offering Circular was further revised to specify that proceeds from the offering will be refunded in the event the Escrow Threshold is not met, pursuant to Rule 10b-9. Finally, the Offering Circular was revised to clarify that the broker-dealer will transmit money promptly to issuer upon receipt in accordance with 15c2-4(a) and that distribution is not being made on an “all or none” basis in accordance with 15c2-4(b).

6. We note that the two companies you are acquiring, Worthy Property Bonds Inc. and Worthy Property Bonds 2 Inc. have modified the interest rates on the bonds being offered pursuant to Regulation A offerings through disclosure on Forms 1-U. Please advise us how this complies with the requirements of Rule 253(g) and Rule 252(f)(2)(ii) of Regulation A. In addition, we note that more than 12 months has passed since the qualification of the Form 1-A for Worthy Property Bonds Inc. and Worthy Property Bonds has not filed a post qualification amendment to include the updated financial statements as required by Rule 252(f)(2). Please add risk factor disclosures regarding the resultant risks and potential liabilities to the company.

Response:

The prior offering statements for Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. do not omit information with respect to the public offering price, underwriting syndicate (including any material relationships between the issuer or selling securityholders and the unnamed underwriters, brokers or dealers), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates, and terms of the securities dependent upon the offering date. Rather, the 1-Us for each offering increase the interest rate for each bond (thus, creating a greater rate of return for the Worthy bondholders), which the Company determined to offer to the bondholders post-offering date.

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The Offering Circular has been further amended to include a risk factor regarding the resultant risks and potential liabilities to the Company.

Finally, the Company has filed a post-qualification amendment, including updated financial statements, for Worthy Property Bonds, Inc., as required by Rule 252(f)(2).

7. We note the disclosure regarding the forum provision and waiver of jury trial in the subscription agreement. Please revise to also discuss the forum provision and fee shifting provision found in the bylaws.

Response:

The Offering Circular has been amended to include a risk factor addressing the forum and fee shifting provision in the Company’s Bylaws.

Offering Circular Summary, page 10

8. Please provide expanded disclosure regarding the material terms of your escrow arrangements including the identity of the escrow agent and file the escrow agreement as an exhibit.

Response:

The material terms of the Escrow Agreement with East West Bank will provide for the escrow of the first $10,000,000 in sales of the Worthy Wealth, Inc. shares of common stock. Subsequent proceeds of the offering will be received directly by Worthy Wealth, Inc. without escrow.

Escrow Agreement will be filed as an amendment (in process).

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9. Please clarify your relationship with Worthy Financial, Inc. and describe the material terms of the Securities Purchase Agreement, including the purchase price. We note that your Use of Proceeds disclosure assumes different levels of funding of the purchase price of the acquisition depending upon the success of your offering. We also note your reference to a promissory note. Please tell us how you plan to repay the promissory note in the event you do not raise sufficient funds in this offering, and what will the consequences be in the event you do not timely repay the note. Clarify how this may impact your acquisition of the WPB Companies.

Response:

Worthy Financial, Inc. is a separate and independent legal entity with some (but not all) common shareholders, officers and directors. Both Worthy Wealth, Inc. and Worthy Financial, Inc. have independent outside directors who comprised special committees of each company who reviewed and recommended the Stock Purchase Agreement. The Worthy Financial, Inc. special committee obtained an independent third-party fairness opinion. The Stock Purchase Agreement provides for the sale by Worthy Financial, Inc. to Worthy Wealth, Inc. of the 100% equity interest in Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. and related technology for an aggregate purchase price of $30,000,000. The Stock Purchase Agreement would close upon payment of $10,000,000 of the purchase price. The balance would be evidenced by a Promissory Note payable over a 36-month period out of continuing sales of the Worthy Wealth, Inc. Regulation A equity offering, other possible sources of equity financing (including possible Regulation D offerings) and future revenue of Worthy Wealth, Inc. In the event the Promissory Note is not repaid timely, Worthy Financial, Inc. would have a claim against all of the assets of Worthy Wealth, Inc. which would include the equity in Worthy Property Bonds, Inc., Worthy Property Bonds 2, Inc. and other wholly owned subsidiaries organized during the term of the Promissory Note.

Selected Pro Forma Financial Data, page 13

10. Please tell us how you derived the pro forma total operating expenses disclosed on page 13, as this amount does not agree to the pro forma financial statements provided elsewhere in this filing.

Response:

The pro forma total operating expenses on page 13 of Amendment No. 2 to the Form 1-A have been revised to match the unaudited pro forma condensed combined statement of operations on page F-13 of $1,464,815.

Risk Factors, page 14

11. Please add risk factor disclosure relating to the two companies being acquired, and the bonds being offered by the companies, including potential risks associated with redemption requests and illiquidity of the portfolio.

Response:

The Offering Circular has been amended to add a risk factor addressing the potential risk associated with redemption requests and illiquidity of the portfolios of the WPB Companies.

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Dilution, page 24

12. Based upon your September 30, 2023 balance sheet and the calculations on page 24, it appears that the net tangible book value per share before the offering was $0.07. Revise the table on page 25 or tell us why you believe a revision is not necessary. Please also explain how you calculated the net tangible book values per share after the offering.

Response:

The table on page 25 of Amendment No. 2 to the Form 1-A has been revised to match the correct disclosures elsewhere of net tangible book value before the offering of $0.067. See below for the calculation of the net tangible book values per share after the offering:

Worthy Wealth, Inc. March 26, 2024 Page 8	Dickinson Wright PLLC

Plan of Distribution and Selling Security Holders, page 25

13. Please disclose for the selling shareholders the nature of any position, office, or other material relationship which the selling security holder has had within the past three years with the registrant or any of its predecessors or affiliates. See Item 507 of Regulation SK. Please also disclose the control person(s) for each entity listed in the selling shareholder table, to the extent there is a material relationship with the issuer.

Response:

Within the past three years, selling shareholders Sally Outlaw and Alan Jacobs have been directors and officers of Worthy Wealth, Inc. and Worthy Financial, Inc. and its subsidiaries. Jungkun Centofanti has been an officer of Worthy Wealth, Inc. and Worthy Financial, Inc. and its subsidiaries. None of the entities listed in the selling shareholder table have a material relationship with the issuer.

Description of Business, page 30

14. We note your disclosure that more information on the Worthy Bond offerings can be found at the Worthy websites, through the Worthy app, or by searching the offerings at www.sec.gov/edgar/search. It appears you are trying to incorporate more information from those offerings into this offering statement. Please advise or revise. To the extent you intend to incorporate disclosure by reference refer to General Instruction III to Form 1-A for guidance. Otherwise, please provide additional information about the Worthy Bonds.

Response:

Amendment No. 2 to the Offering Circular on Form 1-A was revised to remove the references to the Worthy website, and references only those items specified in Section III General Instructions to Form 1-A. The Offering Circular was further amended to specify that the information found on the Worthy website is not part of the Offering Circular and is not incorporated by reference.

15. It appears that you are attempting to incorporate by reference certain financial statements on page 34. It is unclear whether you are eligible to incorporate financial statements of Worthy Property Bonds 2 by reference. We note Worthy Property Bonds 2 has not filed a Form 1-K for the fiscal year ended March 31, 2023. Refer to General Instruction III(a)(2)(A). To the extent you are eligible to incorporate by reference, please revise to properly incorporate by reference in accordance with General Instruction III to Form 1-A including as applicable Instructions III(a)(2)(B) and (C) and III(b). Also, remove the references to the financial statements as exhibits in the Exhibit Index as these financials were not filed as exhibits to the filings referenced in the index.

Response:

Page 34 of the Offering Circular was amended to clarify that the reference is being made to the financial statements for Worthy Property Bonds, Inc. References to the Worthy Property Bonds 2, Inc. financial statements were removed from this section.

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16. Please expand your business model post combination to provide additional information about the types of investment you plan to make, including the estimated range of loans, expected credit quality, etc.

Response:

The business model for Worthy Wealth, Inc. post-acquisition of Worthy Property Bonds, Inc. and Worthy Property Bonds 2, Inc. includes the intention to organize additional wholly-owned issuers of SEC-qualified securities in the form of both debt and equity. The types of investments Worthy Wealth, Inc. intends to make include 1-3 year first mortgages for smaller developers, a combination of first mortgages and equity interest in real estate for larger developers, and investments in infrastructure development projects for major U.S. homebuilders. The anticipated business model to be executed through wholly-owned subsidiaries would include loans and investments from $500,000 to $5,000,000 secured by or including ownership interest in, properties with loan or investment to value ratios (supported by extensive third-party appraisals) of approximately 67% and generating yields of between 11% and 17%.

Liquidity and capital resources, page 42

17. Please describe clearly how you plan to finance your operations going forward including from the proceeds of monthly license fees that will be payable by the WPB Companies. We note your disclosure that the Company will not receive any material amount of the WPB Companies’ revenues.

Response:

Worthy Wealth, Inc. plans to finance its operations going forward from the proceeds of monthly license fees payable by each of the wholly-owned subsidiary issuers. In addition, Worthy Wealth, Inc. anticipates generating revenue directly to the parent company from online educational programs to be introduced through its Education Division and marketing products and services of other providers and brands to the community of Worthy users. Worthy Wealth, Inc. also anticipates the receipt of equity capital from the proceeds of its Regulation A equity offering in excess of the $30,000,000 to be raised for the purchase price to be paid pursuant to the Stock Purchase Agreement. To the extent that such excess equity funds are not raised pursuant to the pending Regulation A offering, Worthy Wealth, Inc. would pursue one or more private placement offerings pursuant to Regulation D to provide any necessary or additional operating funds.

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Conflicts of Interest, page 45

18. Please revise to clearly disclose all specific conflicts of interest of the company, its officers, and directors.

Response:

The Conflicts of Interest section of the Offering Circular has been revised to specify that both Sally Outlaw and Alan Jacobs are shareholders of both the Company and WFI.

Certain Relationships and Related Party Transactions, page 46

19. It appears you have or will enter into numerous related party agreements with Worthy Financial, Inc. We also note that the Acquisition appears to be a related party transaction. Please revise your related party disclosure to address each of these transactions or advise.

Response:

The Certain Relationships and Related Party Transactions section, on page 46 of the Offering Circular, has been revised to reflect the common management and ownership of the Company, WFI and the subsidiaries.

Signatures, page 56

20. Please include a signature by the issuer. We note the signature provided is that of Worthy Property Bonds, Inc.

Response:

The Offering Circular has been revised to reflect the correct signature – Worthy Wealth, Inc.

Pro Forma Financial Statements, page F-12

21. Please revise your pro forma financial statements to include an introductory paragraph as described in Item 11-02(a)(2) of Regulation S-X.

Response:

We have revised our pro forma financial statements to include an introductory paragraph as described in Item 11-02(a)(2), see page F-12.

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22. Please tell us how you calculated the book value per share for Worthy Property Bonds and Worthy Property Bonds 2 on the unaudited pro forma condensed combined balance sheet.

Response:

We calculated the book value per share for Worthy Property Bonds and Worthy Property Bonds 2 on the unaudited pro forma condensed combined balance sheet by dividing Total Stockholder’s Equity by Shares of common stock outstanding.

23. Please revise your Unaudited Pro Forma Condensed Combined Statement of Operations to include financial information of the targets for a period of 12 months, or for such shorter period of time that the target has been in existence, updating their statements of operations as needed to comply with Item 11-02(c)(3) of Regulation S-X.

Response:

We have revised our Unaudited Pro Forma Condensed Combined Statement of Operations to include the 12 months ended 9/30/23 for Worthy Property Bonds and Worthy Property Bonds 2 and from inception to 9/30/23 for Worthy Wealth.

24. Please tell us how you determined you did not need to record a loss on the acquisition of the Target Companies in your Unaudited Pro Forma Condensed Combined Statement of Operations.

Response:

We did not record a loss on the acquisition of the target companies in our unaudited pro forma condensed combined statement of operations for the target companies’ stockholder’s deficit due to the transaction being amongst related parties, the deficit is to be recorded against our Equity (additional paid-in capital).

Note 3. Pro Forma Adjustments, page F-14

25. Please revise your pro forma financial statements to limit the receipt or application of offering proceeds to the minimum in your best-efforts offering, and to reflect the impact of the debt and related interest expense you would incur to complete the transaction assuming only the minimum offering proceeds are received.

Response:

We have revised our pro forma financial statements to limit the receipt of the offering proceeds to $10,000,000 and to reflect the impact of the debt and related interest expense for the acquisition of $20,000,000 at 5.5% annual interest.

Worthy Wealth, Inc. March 26, 2024 Page 12	Dickinson Wright PLLC

26. We note your disclosure that your acquisition of Worthy Property Bonds and Worthy Property Bonds 2 is a transaction between related parties. Please clarify whether you believe you and Worthy Financial Inc. are under common control, and to the extent you do, please tell us how you came to this determination.

Response:

We do not believe that Worthy Wealth and Worthy Financial are entities under common control. Our determination is based upon the following analysis:

Guidance:

ASC 805 Business Combinations

PWC Guide - Chapter 7: Common control transactions

Publication date: 28 Feb 2023

US Business combinations guide

PWC Guide - 26.5 Common related party transactions

Publication date: 28 Feb 2022

US Financial statement presentation guide 26.5

26.5.11 Common control transactions

Some related party transactions involve transactions between entities under common control, such as a transfer of a business or a combination of businesses. These transactions could result in a change in the reporting entity. For more on the presentation and disclosure requirements associated with a change in reporting entity, refer to FSP 30. See BCG 7 for details on assessing whether common control exists and for additional guidance on accounting for combinations between entities or businesses under common control.

Transfers among entities with a high degree of common ownership, but with no single party controlling the entities, are not common control transactions, and are separately discussed in BCG 7.1.1.3.

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7.1.1 Assessing whether common control exists

In ASC 805, “control” has the same meaning as “controlling financial interest” in ASC 810-10-15-8. A “controlling financial interest” is generally defined as ownership of a majority voting interest by one entity, directly or indirectly, of more than 50% of the outstanding voting shares of another entity, with certain exceptions (e.g., bankruptcy). While majority voting ownership interests are the most common form of control, control may also be established through other means, such as variable interests under the Variable Interest Entities Subsections of ASC 810-10 or contractual and other legal arrangements. US GAAP does not define the term “common control.” However, ASC 805-50-15-6 provides examples of the types of transactions that qualify as common control transactions.

7.1.1.1 Common control and control groups

There is no definition of common control in the Accounting Standards Codification. The Emerging Issues Task Force attempted to define common control in EITF Issue No. 02-5, Definition of “Common Control” in Relation to FASB Statement No. 141 (EITF 02-5), but did not reach a consensus. Therefore, in the absence of definitive guidance issued by the FASB, it is helpful to consider the SEC staff’s conclusions expressed during the deliberations in EITF 02-5 that common control exists between (or among) separate entities in the following situations:

●	An individual or enterprise holds more than 50% of the voting ownership interest of each entity.
●	A group of shareholders holds more than 50% of the voting ownership interest of each entity, and contemporaneous written evidence of an agreement to vote a majority of the entities’ shares in concert exists.
●	Immediate family members (married couples and their children, but not their grandchildren) hold more than 50% of the voting ownership interest of each entity (with no evidence that those family members will vote their shares in any way other than in concert). Entities may be owned in varying combinations among living siblings and their children. Those situations require careful consideration regarding the substance of the ownership and voting relationships.

Conclusion:

●	Both Worthy Financial, Inc. and Worthy Wealth have some common management in that Sally Outlaw and Alan Jacobs are officers and directors in both companies; however, that does not result in the transaction being deemed a transaction under common control, as stated above. Lastly, see below for Ms. Outlaw’s and Mr. Jacobs’ stock ownership per entity showing neither has 50% stock ownership in both entities, and there is no voting proxy to ensure the shareholders act and vote in concert. Furthermore, Worthy Wealth will need to raise the funds to close the acquisition through an equity offering, which will further dilute the ownership percentages for both of them.

WFI – Sally Outlaw = 38.27%

WFI – Alan Jacobs = 19.42%

WW – Sally Outlaw = 58%

WW = Alan Jacobs = 32%

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Exhibits

27. Please file the Securities Purchase Agreement as an agreement. Also, file the agreement with Worthy Wealth Management and other related party agreements as exhibits

Response:

We have filed the Securities Purchase Agreement as Exhibit 1.5 to Amendment No. 2 to Form 1-A.

Sincerely, Frank Borger Gilligan

cc:	Sally Outlaw, President, CEO, Director – Worthy Wealth, Inc.
Alan Jacobs, Ex. Vice President, COO, CFO, Director – Worthy Wealth, Inc.
Jungkun Centofanti, Sr. Vice President, CAO, Secretary –Worthy Wealth, Inc.
Christopher Carter, Director –Worthy Wealth, Inc.
John Crittenden, Director – Worthy Wealth, Inc.
Clint Gage, Member –Dickinson Wright, PLLC

FBG